March 18, 2025

Victoria M. Mink
Executive Vice President, Chief Financial Officer and Treasurer
Madison Square Garden Sports Corp.
Two Penn Plaza
New York, NY 10121

       Re: Madison Square Garden Sports Corp.
           Form 10-K for Fiscal Year Ended June 30, 2024
           File No. 001-36900
Dear Victoria M. Mink:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services